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                                                                    EXHIBIT 99.1



                                 HOLLINGER INC.



                  RETRACTION PRICE OF RETRACTABLE COMMON SHARES



     Toronto, Canada, August 18, 2004 -- Hollinger Inc. (TSX: HLG.C) announces that the Retraction Price of the retractable common shares of the Corporation as of August 19, 2004 shall be $7.25 per share.

     Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is an international newspaper publisher with English-language newspapers in the United States and Israel. Its assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

     For further information please call:

J. A. Boultbee                        Peter G. White
Executive Vice-President              Co-Chief Operating Officer and Secretary
Hollinger Inc.                        Hollinger Inc.
(416) 363-8721                        (416) 363-8721

                              www.hollingerinc.com